UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 333-151148

CUSIP Number: 16949C 103

NOTIFICATION OF LATE FILING

Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	September 30, 2010

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I --REGISTRANT INFORMATION

China Polypeptide Group, Inc.
Full Name of Registrant

Former Name if Applicable

No. 11 Jiangda Road, Jianghan Economic Development Zone
Address of Principal Executive Office (Street and Number)

Wuhan, P.R.C 430023_
City, State and Zip Code

PART II --RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K Form  N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --NARRATIVE

The preparation and review of the information required to be presented in the Form 10-K has imposed time constraints that have made filing of the Form 10-K within the prescribed time period impracticable without unreasonable effort or expense. The registrant anticipates that it will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Exchange Act Rule 12b-25.

PART IV --OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Dongliang Chen	(86)	2783518396
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes  ☒ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Polypeptide Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2010	By:	/s/ Dongliang Chen
Name: Dongliang Chen
Title: Chairman and Chief Executive Officer